F O R M  4                U.S. SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549
[ ]  Check this box if                       OMB APPROVAL
     no longer subject                       OMB Number                3235-0287
     to Section 16                           Expires:         September 30, 1998
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                Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public
                     Utility Holding Company Act of 1935 or
                Section 30(f) of the Investment Company Act 1940

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1.Name and Address of                   2.Issuer Name and Ticker                        6.Relationship of Reporting
  Reporting Person*                       or Trading Symbol                               Person to Issuer (check
                                                                                          all Applicable)

                                          Probex Corp. (PRB)

Hollingshad              Nicholas   W.                                11/2001               Director      10% Owner
---------------------------------------  -----------------------    -----------------   ---           ---
     (Last)                (First)  (MI)    3.IRS or Soc.Sec.No.       4.Statement for      Officer    X  Other
                                              of Reporting Person        Month/Year     ---           ---
                                              (Voluntary)                               (Give title   (specify below)
                                                                                           below)

3204 Long Prairie Road, Suite C                                                              Advisory Director
---------------------------------------------------------                               ------------------------------------
     (Street)                                                        ----------------
                                                                       5.If Amendment,      7.Individual or Joint/Group
                                                                         Date of Original     Filing (Check Applicable
Flower Mound             TX             75022                            (Month/Year)         Line)
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     (City)                (State)          (Zip)                                              X   Form filed by One
                                                                                              ---  Reporting Person

                                                                                                   Form filed by More
                                                                                               --- than One Reporting
                                                                                                   Person

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 Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
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1. Title of Security                        2. Transaction             3. Transaction       4. Security Acquired (A)
     (Inst.3)                                  Date                       Code                 or Disposed of (D)
                                               (Month/                    (Instr.8)            (Inst.3, 4 & 5)
                                               Day/Yr)                    --------------------------------------------------
                                                                                                          (A)
                                                                          Code    V        Amount         (D)  Price

Common Stock                                  11/30/01                   J (1)               490           A      $0.918
-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------
Common Stock                                  11/30/01                   J (1)               545           A      $0.918
-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------
Common Stock
-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------

-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------


5.  Amount of Securities                    6.  Ownership Form                          7.  Nature of Indirect
     Beneficially Owned at                      Direct (D) or                               Beneficial Ownership
     at End of Month                            Indirect (I)                                (Inst. 4)
     (Inst. 3 & 4)



---------------------------------------      ------------------------------             ------------------------------------
      3,061 (2)                                     D
---------------------------------------      ------------------------------             ------------------------------------
    832,400 (2)                                     I                                                (3)
---------------------------------------      ------------------------------             ------------------------------------

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Reminder: Report on a separate line for each class securities owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).


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             Table II - Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned (e.g., puts, calls,
                    warrants, options, convertible security)
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1. Title of                                   2. Conversion            3. Transaction            4. Transaction
   Derivative                                    or Exercise              Date (Month              Code
   Security                                      Price of                 (Day/Year)               (Instr. 8)
   (Instr.3)                                     Derivative
                                                 Security                                           Code   V


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5.  Number of Derivative                    6. Date Exercisable                 7.  Title & Amount of
     Securities Acquired                       & Expiration Date                    Underlying Securities
     (A) or Disposed of (D)                    (Mon./Day/Year)                      (Inst. 3 & 4)
     (Instr. 3, 4 & 5)

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       (A)             (D)                  Date          Expiration                 Title        Amount or number
                                            Exercisable   Date                                    of Shares


-----------------  -----------------        ------------ --------------         --------------    --------------------------

-----------------  -----------------        ------------ --------------         --------------    --------------------------

-----------------  -----------------        ------------ --------------         --------------    --------------------------

-----------------  -----------------        ------------ --------------         --------------    --------------------------

-----------------  -----------------        ------------ --------------         --------------    --------------------------



8. Price of Derivative     9. Number of Derivative Securities     10. Ownership Form of       11. Nature of Indirect
   Security (Inst.5)          Beneficially Owned at end of            Derivative Security         Beneficial
                              Month (Instr. 4)                        Direct (D) or               Ownership (Instr.4)
                                                                      Indirect (I) (Instr.4)


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Explanation of Responses:

Note:

(1)  Issued as consideration for extensions of obligations of the Registrant.
(2)  Mr. Hollingshad previously reported an indirect interest in 8,957 shares of the Registrant's common stock issued to Probex Southwest Partnership,  L.P.
     for  extensions  of an  obligation  by virtue of his ability to control the partnership.  These shares were  distributed by the limited  partnership to the limited partners,  including 1,630 shares of common stock of the Registrant received by Mr.  Hollingshad,  which  represents  his pro-rata share of the common stock distributed by the limited partnership.
(3)  Owned  by  Probex  Southwest  Partnership,  L.P.  for  which  Mr.  Hollingshad exercises voting control. Mr. Hollingshad disclaims beneficial ownership of the  securities  owned by Probex  Southwest  Partnership,  L.P., except to the extent of his aggregate pecuniary interest therein.



                                                                                 /s/ Nicholas W. Hollingshad       12/10/01
**Intentional misstatements or omissions of facts constitute Federal            --------------------------------------------
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                  **Signature of Reporting Person     Date


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